Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 6 Announcement Summary Entity name MESOBLAST LIMITED Date of this announcement Tuesday April 08, 2025 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 4,839,000 01/04/2025 Refer to next page for full details of the announcement +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 8/4/2025 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 6 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

1/4/2025

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Silviu Itescu	Silviu Itescu	3,108,000
Eric Rose	Eric Rose	946,000
Philip Krause	Philip Krause	785,000

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Item 8 in Notice of Meeting released 24 October 2022
https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02586640-3A605268?access_token=83ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

The Company's register of option holders is now maintained by Boardroom Pty Limited, located at Level 8, 210 George Street, Sydney, NSW, 2000

Issue details

Number of +securities

4,839,000

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 6 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,270,527,187 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 95,347,772 MSBAA : WARRANTS 2 2,000,000 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 6 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes